SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                          _____________________


                                FORM 11-K

                              ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934

                          _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934.

                 For the fiscal year ended December 31, 1998

                                     OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                        Commission file number 1-7981



                           Full title of the Plan:

                 THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                      AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       AMERICAN GENERAL CORPORATION
                            2929 Allen Parkway
                           Houston, Texas  77019













THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 1998



Report of Independent Auditors                                            1


Audited Financial Statements

Statements of Net Assets Available for Benefits with Fund Information 2 Statements of Changes in Net Assets Available for Benefits with Fund
Information                                                               8
Notes to Financial Statements                                            14



Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes               20
Item 27d - Schedule of Reportable Transactions                           21

                      Report of Independent Auditors

Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 ERNST & YOUNG LLP

Houston, Texas
June 11, 1999

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998



                                               Participant Directed

                                     Stock       Cash      Mutual     Foreign
                                      Fund       Fund      Fund A       Fund
Assets
  Investments at fair value
    American General Corporation
      common stock
         (1,651,839 shares)    $50,076,327  $       -   $       -   $       -
    The Variable Annuity Life
      Insurance Company group deposit
        administration contract          -  3,755,380           -           -
    American General Series Portfolio
      Company Stock Index Fund
        (290,641 shares)                 -          -  10,910,660           -
    Templeton Foreign Fund
        (130,002 shares)                 -          -           -   1,090,716
    Putnam OTC & Emerging Growth
      Fund (138,207 shares)              -          -           -           -
    American General Series Portfolio
      Company Growth Fund
        (85,335 shares)                  -          -           -           -
    Vanguard Fixed Income Securities
      Fund(67,244 shares)                           -           -           -
    Short-term investments         184,884          -           -           -
    Participant Loans                    -          -           -           -
             Total investments  50,261,211  3,755,380  10,910,660   1,090,716

  Receivables
    Contributions
      Participants'                      -      2,915      13,281           -
    Interest                           562     95,935           -           -
             Total receivables         562     98,850      13,281           -

             Total assets       50,261,773  3,854,230  10,923,941   1,090,716

Liabilities
  Payables
    Excess contribution refunds     33,416      7,685      25,392       2,640
    Forfeitures                          -          -           -           -
             Total liabilities      33,416      7,685      25,392       2,640

Net assets available for
    benefits                   $50,228,357 $3,846,545 $10,898,549  $1,088,076





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
DECEMBER 31, 1998


                                                 Participant Directed

                                       Small-Cap       Large-Cap         Bond
                                          Fund            Fund           Fund
Assets
  Investments at fair value
    American General Corporation
     common stock
       (1,651,839 shares)              $       -      $        -     $      -
    The Variable Annuity Life
      Insurance Company group deposit
        administration contract                -               -            -
    American General Series Portfolio
      Company Stock Index Fund
        (290,641 shares)                       -               -            -
    Templeton Foreign Fund
        (130,002 shares)                       -               -            -
    Putnam OTC & Emerging Growth
        Fund (138,207 shares)          2,384,074               -            -
    American General Series Portfolio
      Company Growth Fund
        (85,335 shares)                        -       1,949,898            -
    Vanguard Fixed Income Securities
      Fund(67,244 shares)                      -               -      624,695
    Short-term investments                     -               -            -
    Participant Loans                          -               -            -
             Total investments         2,384,074       1,949,898      624,695

  Receivables
    Contributions
      Participants'                            -           6,118            -
      Interest                                 -               -            -
             Total receivables                 -           6,118            -

             Total assets              2,384,074       1,956,016      624,695

Liabilities
  Payables
    Excess contribution refunds            4,601           4,286        2,160
    Forfeitures                                -               -            -
             Total liabilities             4,601           4,286        2,160

Net assets available for benefits     $2,379,473      $1,951,730     $622,535





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
DECEMBER 31, 1998

                                                          Non-
                                      Participant     Participant
                                       Directed         Directed

                                           Loan          Stock
                                           Fund           Fund          Total
Assets
  Investments at fair value
    American General Corporation
      common stock
        (1,651,839 shares)           $        -     $78,767,112  $128,843,439
    The Variable Annuity Life
      Insurance Company group deposit
        administration contract               -               -     3,755,380
    American General Series Portfolio
      Company Stock Index Fund
        (290,641 shares)                      -               -    10,910,660
    Templeton Foreign Fund
      (130,002 shares)                        -               -     1,090,716
    Putnam OTC & Emerging Growth
      Fund (138,207 shares)                   -               -     2,384,074
    American General Series Portfolio
      Company Growth Fund
        (85,335 shares)                       -               -     1,949,898
    Vanguard Fixed Income Securities
      Fund(67,244 shares)                     -               -       624,695
    Short-term investments                    -               -       184,884
    Participant Loans                 2,353,731               -     2,353,731
             Total investments        2,353,731      78,767,112   152,097,477

  Receivables
    Contributions
      Participants'                           -              -         22,314
      Interest                                -              -         96,497
             Total receivables                -              -        118,811

             Total assets             2,353,731     78,767,112    152,216,288

Liabilities
  Payables
    Excess contribution refunds               -        928,767      1,008,947
    Forfeitures                               -        248,312        248,312
             Total liabilities                -      1,177,079      1,257,259

Net assets available for benefits    $2,353,731    $77,590,033   $150,959,029





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997


                                                   Participant Directed

                                             Stock         Cash        Mutual
                                             Fund          Fund        Fund A
Assets
  Investments at fair value
    American General Corporation common
      stock (1,716,199 shares)          $35,998,503  $        -     $       -
    The Variable Annuity Life Insurance
      Company group deposit
       administration contract                    -   2,081,554             -
    American General Series Portfolio
      Company Stock Index Fund
       (296,591 shares)                           -           -     8,808,762
    Templeton Foreign Fund
       (129,451 shares)                           -           -             -
    Putnam OTC & Emerging Growth Fund
       (115,368 shares)                           -           -             -
    American General Series Portfolio
      Company Growth Fund
       (62,562 shares)                            -           -             -
    Vanguard Fixed Income Securities Fund
      (11,144 shares)                             -           -             -
    Short-term investments                  124,339       2,316        32,124
           Total investments             36,122,842   2,083,870     8,840,886

  Receivables
    Contributions
      Company                                     -           -             -
      Participants'                          25,842       2,431        14,248
    Interest                                    953      53,185           219
           Total receivables                 26,795      55,616        14,467

           Total assets                  36,149,637   2,139,486     8,855,353

  Liabilities
    Payables
      Excess contribution refunds           142,926       6,965        61,233
      Forfeitures                                 -           -             -
           Total liabilities                142,926       6,965        61,233

Net assets available for benefits       $36,006,711  $2,132,521    $8,794,120





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
DECEMBER 31, 1997


                                                  Participant Directed

                                           Foreign    Small-Cap     Large-Cap
                                             Fund        Fund          Fund
Assets
  Investments at fair value
    American General Corporation common
      stock (1,716,199 shares)          $        -   $        -    $        -
    The Variable Annuity Life Insurance
      Company group deposit
        administration contract                  -            -             -
    American General Series Portfolio
      Company Stock Index Fund
        (296,591 shares)                         -            -             -
    Templeton Foreign Fund
      (129,451 shares)                   1,288,041            -             -
    Putnam OTC & Emerging Growth Fund
      (115,368 shares)                           -    1,858,573             -
    American General Series Portfolio
      Company Growth Fund
        (62,562 shares)                          -            -     1,264,994
    Vanguard Fixed Income Securities Fund
      (11,144 shares)                            -            -             -
    Short-term investments                  16,007       24,780        19,726
           Total investments             1,304,048    1,883,353     1,284,720

  Receivables
    Contributions
      Company                                    -            -             -
      Participants'                          6,057        9,735         8,661
    Interest                                    74           94            73
           Total receivables                 6,131        9,829         8,734

           Total assets                  1,310,179    1,893,182     1,293,454

  Liabilities
    Payables
      Excess contribution refunds           21,312       37,703        24,696
      Forfeitures                                -            -             -
           Total liabilities                21,312       37,703        24,696

Net assets available for benefits       $1,288,867   $1,855,479    $1,268,758





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
DECEMBER 31, 1997


                                                         Non-
                                        Participant   Participant
                                         Directed      Directed

                                             Bond       Stock
                                             Fund       Fund         Total
Assets
  Investments at fair value
    American General Corporation common
      stock (1,716,199 shares)           $      -   $56,783,484  $ 92,781,987
    The Variable Annuity Life Insurance
      Company group deposit
        administration contract                 -             -     2,081,554
    American General Series Portfolio
      Company Stock Index Fund
        (296,591 shares)                        -             -     8,808,762
    Templeton Foreign Fund
      (129,451 shares)                          -             -     1,288,041
    Putnam OTC & Emerging Growth Fund
      (115,368 shares)                          -             -     1,858,573
    American General Series Portfolio
      Company Growth Fund
        (62,562 shares)                         -             -     1,264,994
    Vanguard Fixed Income Securities
      Fund (11,144 shares)                103,194             -       103,194
    Short-term investments                  1,274             -       220,566
           Total investments              104,468    56,783,484   108,407,671

  Receivables
    Contributions
      Company                                   -        46,003        46,003
      Participants'                           469             -        67,443
    Interest                                    6             -        54,604
           Total receivables                  475        46,003       168,050

           Total assets                   104,943    56,829,487   108,575,721

  Liabilities
    Payables
      Excess contribution refunds           4,603       788,900     1,088,338
      Forfeitures                               -        30,920        30,920
           Total liabilities                4,603       819,820     1,119,258

Net assets available for benefits        $100,340   $56,009,667  $107,456,463





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1998


                                             Participant Directed

                                 Stock        Cash        Mutual      Foreign
                                 Fund         Fund        Fund A        Fund
Additions to net assets
  Investment income
    Dividends                $   988,177  $        -  $   161,200  $  114,338
    Interest                      13,103     229,803          585         537
    Net appreciation/(depreciation)
     in fair value of
      investments             15,317,484           -    2,260,131    (187,179)
        Total investment income
          (loss)              16,318,764     229,803    2,421,916     (72,304)

  Contributions
    Companies'                         -           -            -           -
    Participants'              1,420,393     117,580    1,058,984     421,982
        Total contributions    1,420,393     117,580    1,058,984     421,982

        Total additions       17,739,157     347,383    3,480,900     349,678

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (105,488 shares)        1,619,880           -            -           -
    Cash                         316,429     171,084      562,250     124,421
  Forfeitures                          -           -            -           -
  Expenses                         1,972         576        1,545         289
        Total deductions       1,938,281     171,660      563,795     124,710

Interfund transfers, net      (1,579,230)  1,538,301     (812,676)   (425,759)

  Net increase (decrease)     14,221,646   1,714,024    2,104,429    (200,791)

Net assets available for benefits
  Beginning of year           36,006,711   2,132,521    8,794,120   1,288,867

  End of year                $50,228,357  $3,846,545  $10,898,549  $1,088,076





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
YEAR ENDED DECEMBER 31, 1998


                                               Participant Directed

                                     Small-Cap       Large-Cap          Bond
                                       Fund             Fund            Fund
Additions to net assets
  Investment income
    Dividends                      $   73,391       $   81,788       $ 26,112
    Interest                              985              695            222
    Net appreciation/(depreciation)
     in fair value of
      investments                     100,447          171,559         (2,674)
        Total investment income
          (loss)                      174,823          254,042         23,660

  Contributions
    Companies'                              -                -              -
    Participants'                     922,977          656,233        186,269
        Total contributions           922,977          656,233        186,269

        Total additions             1,097,800          910,275        209,929

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (105,488 shares)                     -                -              -
    Cash                              177,373           94,588          9,929
   Forfeitures                              -                -              -
   Expenses                               515              402             24
        Total deductions              177,888           94,990          9,953

Interfund transfers, net             (395,918)        (132,313)       322,219

   Net increase (decrease)            523,994          682,972        522,195

Net assets available for benefits
     Beginning of year              1,855,479        1,268,758        100,340

     End of year                   $2,379,473       $1,951,730       $622,535





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
YEAR ENDED DECEMBER 31, 1998

                                                        Non-
                                    Participant     Participant
                                      Directed        Directed

                                        Loan          Stock
                                        Fund           Fund           Total
Additions to net assets
  Investment income
    Dividends                    $        -     $  1,538,178     $  2,983,184
    Interest                         78,564            1,976          326,470
    Net appreciation/(depreciation)
     in fair value of
      investments                         -       24,168,695       41,828,463
        Total investment income
          (loss)                     78,564       25,708,849       45,138,117

  Contributions
    Companies'                            -        3,045,025        3,045,025
    Participants'                         -                -        4,784,418
      Total contributions                 -        3,045,025        7,829,443

      Total additions                78,564       28,753,874       52,967,560

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (105,488 shares)                   -        5,117,687        6,737,567
    Cash                                  -        1,047,136        2,503,210
  Forfeitures                             -          217,392          217,392
  Expenses                                -            1,502            6,825
      Total deductions                    -        6,383,717        9,464,994

Interfund transfers, net          2,275,167        (789,791)                -

      Net increase (decrease)     2,353,731      21,580,366        43,502,566

Net assets available for benefits
     Beginning of year                    -      56,009,667       107,456,463

     End of year                 $2,353,731     $77,590,033      $150,959,029





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997


                                              Participant Directed

                                     Stock      Cash       Mutual     Mutual
                                     Fund       Fund       Fund A     Fund B
Additions to net assets
  Investment income
    Dividends                  $   934,576  $        -  $  158,766  $       -
    Interest                         5,409     142,077       4,115      1,925
    Net appreciation/(depreciation)
     in fair value of
      investments                8,861,685           -   2,020,074          -
        Total investment income  9,801,670     142,077   2,182,955      1,925

  Contributions
    Company                              -           -           -          -
    Participants'                1,672,298     143,884     902,601          -
        Total contributions      1,672,298     143,884     902,601          -

        Total additions         11,473,968     285,961   3,085,556      1,925

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (101,622 shares)          1,669,635           -           -          -
    Cash                            53,193     142,054     326,405          -
  Forfeitures                            -           -           -          -
        Total deductions         1,722,828     142,054     326,405          -

Interfund transfers, net        (2,547,679)    684,900    (476,716)  (297,977)

  Net increase (decrease)        7,203,461     828,807   2,282,435   (296,052)

Net assets available for benefits
     Beginning of year          28,803,250   1,303,714   6,511,685    296,052

     End of year               $36,006,711  $2,132,521  $8,794,120  $       -





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
YEAR ENDED DECEMBER 31, 1997


                                               Participant Directed

                                       Foreign       Small-Cap      Large-Cap
                                        Fund            Fund           Fund
Additions to net assets
  Investment income
    Dividends                        $  120,702     $       -      $   20,641
    Interest                              2,002          2,548          1,465
    Net appreciation/(depreciation)
     in fair value of
      investments                      (119,162)       313,572        187,853
        Total investment income           3,542        316,120        209,959

  Contributions
    Company                                   -              -              -
    Participants'                       374,078        553,004        435,488
        Total contributions             374,078        553,004        435,488

        Total additions                 377,620        869,124        645,447

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (101,622 shares)                       -              -              -
    Cash                                 18,501         17,399         14,263
  Forfeitures                                 -              -              -
        Total deductions                 18,501         17,399         14,263

Interfund transfers, net                929,748      1,003,754        637,574

  Net increase (decrease)             1,288,867      1,855,479      1,268,758

Net assets available for benefits
     Beginning of year                        -              -              -

     End of year                     $1,288,867     $1,855,479     $1,268,758





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
YEAR ENDED DECEMBER 31, 1997

                                                      Non-
                                  Participant     Participant
                                   Directed         Directed

                                     Bond            Stock
                                     Fund            Fund           Total
Additions to net assets
  Investment income
    Dividends                       $  4,791     $ 1,464,793     $  2,704,269
    Interest                             132           7,427          167,100
    Net appreciation/(depreciation)
     in fair value of
      investments                      6,903      14,011,784       25,282,709
        Total investment income       11,826      15,484,004       28,154,078

  Contributions
    Company                                -       2,179,098        2,179,098
    Participants'                     22,494               -        4,103,847
      Total contributions             22,494       2,179,098        6,282,945

      Total additions                 34,320      17,663,102       34,437,023

Deductions from net assets
  Benefits paid to participants
    American General Corporation
     common stock
       (101,622 shares)                    -       3,019,176        4,688,811
    Cash                                 376          72,607          644,798
  Forfeitures                              -         224,272          224,272
      Total deductions                   376       3,316,055        5,557,881

Interfund transfers, net              66,396               -                -

  Net increase (decrease)            100,340      14,347,047       28,879,142

Net assets available for benefits
     Beginning of year                     -      41,662,620       78,577,321

     End of year                    $100,340     $56,009,667     $107,456,463





The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the "Plan") financial statements are prepared in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Ultimate results could differ from those estimates.

The fair value of investments in American General Corporation ("American General") common stock is based on published market prices. Fair values of other investments not having an established market are reported as follows:
1) The Variable Annuity Life Insurance Company ("VALIC", also referred to as the "Company") group deposit administration contract ("Cash Fund") at contract value (see Note 3), 2) investments in American General Series Portfolio Company ("AGSPC") Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at net asset value, which is based on the market value of the underlying investments; and 3) short-term investments at cost which approximates fair value. The contract value of the group deposit administration contract approximates fair value because the interest crediting rate is reset annually. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is VALIC.

Participant loans are valued at their outstanding balances.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund transfers are recorded at the fair value of the amount transferred.

Benefits paid to participants and related forfeitures are recorded upon distribution at the fair value of the assets distributed or forfeited.

Benefits payable to participants are not accrued as liabilities in the financial statements.


NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC and VALIC Investment Services Company ("VISCO"), ("the Companies") who have completed at least one year of service and have reached age twenty-one. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

The cost of administering the Plan is paid by VALIC.

Investment Options

Participants may elect to have their contributions invested in one of seven funds or a combination of funds. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) the AGSPC Stock Index Fund (Mutual Fund A); 4) shares of the Templeton Foreign Fund (Foreign Fund); 5) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund); 6) shares of the AGSPC Growth Fund (Large-Cap Fund) and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund).

Contributions which have not been used to purchase investments in the Stock Fund are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the participants' basic contributions. The Companies contributed 75 percent of the employee's basic contributions during 1998 and 1997.

The Plan allows participants to change their contribution rate and investment elections for future contributions, as well as transfer all or part of their account balances from one fund to another once a month.

Contribution Limitations

For 1998 and 1997, the total amount of participant pretax contributions is limited to $10,000 and $9,500, respectively, for all plans. Additionally, the total amount of annual participant and company contributions (including forfeitures) to all company sponsored defined contribution plans must not exceed the lesser of 25 percent of compensation or $30,000. During 1998 and 1997, the total amount of base pay that can be considered under the Plan is $160,000.

The IRC provides that plans such as the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the Plan may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respectively, and all earnings attributable to such contributions. Refunds will be made from the VALIC Agents' and Managers' Thrift Plan. Amounts in excess of the limits discussed above are designated on the Statements of Net Assets Available for Benefits as "Payables - Excess contribution refunds." These amounts will be refunded to the affected highly compensated participants on or before the last day of the subsequent plan year to ensure the tax qualified status of the Plan.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Companies' contributions and Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Companies' contributions and the earnings thereon at the rate determined by years of service. The vesting schedule is provided below:

                    Years of Service          Non-forfeitable Percentages

                         0 - 3                              0
                         3                                 20
                         4                                 40
                         5                                 60
                         6                                 80
                         7                                100

Vesting of the Companies' contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value, both vested and nonvested, of their account exceeded $5,000 during 1998 or $3,500 during 1997 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. For tax years prior to January 1, 1997, a distribution must be made after a participant reaches age 70 1/2, regardless of whether service has been terminated. Effective for tax years beginning after December 31, 1996, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee either reaches ages 70 1/2 or retires.

Direct Rollover

A participant may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover.

Participant Loans

Beginning in 1998, participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.


NOTE 3--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with VALIC, a wholly owned subsidiary of American General Corporation. The group deposit administration contract is valued at contract value, which represents contributions and transfers under the contract, plus income earned, less funds used to pay benefits.

The contract had a guaranteed minimum rate of 6.00% through March 31, 1997; effective April 1, 1997 the rate changed to 6.25%. This rate is declared annually and remained at 6.25% through December 31, 1998. Any earnings in excess of the guaranteed minimum rate are credited to the participants' accounts.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract was 8.05% for 1998 and 7.79% for 1997.


NOTE 4--PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                       December 31,
                                                   1998           1997
Net assets available for benefits per the
financial statements                           $150,959,029   $107,456,463

Benefits payable to withdrawing participants       (351,043)      (789,778)

Net assets available for benefits per the
Form 5500                                      $150,607,986   $106,666,685

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                           Year Ended
                                                       December 31, 1998

Benefits paid to participants per the financial statements
  American General Corporation common stock                $6,737,567
  Cash                                                      2,503,210
     Total benefits paid to participants per the financial
     statements                                             9,240,777

Add: Amounts allocated to withdrawing participants
at December 31, 1998                                          351,043

Less: Amounts allocated to withdrawing participants
at December 31, 1997                                         (789,778)

Benefits paid to participants per the Form 5500            $8,802,042

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 6--FEDERAL INCOME TAXES

Based on a favorable determination letter dated December 8, 1995, the Internal Revenue Service (IRS) has ruled that the Plan, as restated and amended effective August 31, 1990, December 6, 1991, March 4, 1992, May 26, 1993, December 6, 1993, and August 25, 1995, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 7--YEAR 2000 ISSUE (UNAUDITED)

As of December 31, 1998, the Companies have completed Year 2000 readiness activities for substantially all of its critical internal systems, making them Year 2000 ready. The Companies have also developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. Due to the various stages of third parties' Year 2000 readiness, the Companies' testing activities related to third parties will continue throughout 1999.

The Companies have commenced contingency planning to reduce the risk of Year 2000 related business failures. The Companies have substantially completed all significant planning activities.

Based on these activities and plans, the Companies believe that they will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Plan's operations.


NOTE 8--SUBSEQUENT EVENTS

Effective January 1, 1999, the following changes were made to the Plan:

The Companies contribute an amount equal to 100 percent of the first 3 percent of the Participant's basic contribution, plus 50 percent of the next 3 percent of the participant's basic contribution. Participants will be 100 percent vested in the Companies' matching contributions made in 1999 and subsequent years. Pre-1999 contributions by the Companies will continue to vest under the existing vesting schedule. These changes place the Plan under the safe harbor provisions of the IRC. Under the safe harbor provisions, nondiscrimination testing and refunds of excess contributions will no longer be required.

Also, effective January 1, 1999, the Plan's eligibility requirements were changed from one year of service to 30 days of service.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1998


  Identity of        Description of     Shares or                 Current
     Issuer            Investment         Units         Cost       Value

*American General    Common stock  1,651,839 shares  $45,578,955 $128,843,439
  Corporation

*The Variable Annuity  Group deposit                   3,755,380    3,755,380
  Life Insurance       administration
  Company              contract

*American General      Mutual fund   290,641 shares    5,777,186   10,910,660
  Series Portfolio
  Company Stock
  Index Fund

Templeton Foreign      Mutual fund   130,002 shares    1,325,319    1,090,716
  Fund

Putnam OTC &           Mutual fund   138,207 shares    1,989,249    2,384,074
  Emerging Growth
  Fund

*American General      Mutual fund    85,335 shares    1,628,902    1,949,898
  Series Portfolio
  Company Growth
  Fund

Vanguard Fixed         Mutual fund    67,244 shares      625,149      624,695
  Income Securities
  Fund

*State Street Bank     Short-term investment             184,884      184,884
  & Trust Company      money-market fund

*Participant Loans     Loans to participants
                       at interest rates ranging
                       from 8.75% to 9.5% and
                       maturities up to five years             -    2,353,731


                                                     $60,865,024 $152,097,477




*Party-in-interest

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1998




 Identity of                       Purchase       Selling       Cost of
Party Involved   Description         Price          Price      Asset Sold

Category (iii) - series of transactions in excess of 5% of Plan assets

State Street     Purchases of
 Bank and        money market
 Trust Company   fund investments   12,285,978          -               -

State Street     Sales of money
 Bank and        market fund
 Trust Company   investments                -   12,321,660     23,321,660

American         Purchases of
 General         American General
 Corporation     Corporation       10,465,460            -              -
                 common stock

American         Sales of
 General         American General
 Corporation     Corporation
                 common stock               -   14,658,521      5,684,955

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

YEAR ENDED DECEMBER 31, 1998




                                     Current Value
                                      of Asset on
Identity of                           Transaction             Net Gain/
Party Involved     Description           Date                  (Loss)

Category (iii) - series of transactions in excess of 5% of Plan assets

State Street       Purchases of
 Bank and          money market
 Trust Company     fund investments    12,285,978                 -

State Street       Sales of money
 Bank and          market fund
 Trust Company     investments         12,321,660                 -

American           Purchases of
 General           American General
 Corporation       Corporation
                   common stock        10,465,460                 -

American           Sales of
 General           American General
 Corporation       Corporation
                   common stock        14,658,521         8,973,566

                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                            AGENTS' AND MANAGERS' THRIFT PLAN


June 25, 1999               ELIZABETH A. DOBBS
                            Elizabeth A. Dobbs
                            Vice President - Benefits and Payroll

                  Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13395) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan of our report dated June 11, 1999, with respect to the financial statements and supplemental schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                            ERNST & YOUNG LLP


Houston, Texas
June 23, 1999